U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES(AMENDED)

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Taunus Corporation (1)
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   (Last)                            (First)              (Middle)

31 West 52nd Street
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                                    (Street)

New York                              NY                     10019
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

                                    09/06/01
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

AMERITRADE HOLDING CORPORATION (AMTD)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)

                                   August 2001
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7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person (1)

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

(1) Class A Common Stock, par value
$0.01 per share                          26,027,282(1)               I(1)                Through wholly-owned subsidiaries(1)
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

   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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====================================================================================================================================

Explanation of Responses: See Continuation Sheet



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                               TAUNUS CORPORATION


                               By: /s/ Douglas Barnard
                                   --------------------------------------
                                   Name:  Douglas Barnard
                                   Title: Managing Director and Chief
                                          Financial Officer


                               By: /s/ John Cipriani
                                   --------------------------------------
                                   Name:  John Cipriani
                                   Title: Director and Assistant Treasurer


                               BT INVESTMENT PARTNERS INC.


                               By: /s/ Debbie Hodges
                                   --------------------------------------
                                   Name:  Debbie Hodges
                                   Title: Authorized Signatory

Continuation Sheet to Form 3

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1.  Name and Address of Reporting Person             Taunus Corporation
                                                     31 West 52nd Street
                                                     New York, New York  10019

2.  Date of Event Requiring Statement                09/06/01
(Month/Day/Year)

4.  Issuer Name and Ticker or Trading Symbol         AMERITRADE HOLDING
                                                     CORPORATION (AMTD)
================================================================================

Explanation of Responses:

(1) National Discount Brokers Group, Inc. ("NDB Group"), a wholly-owned subsidiary of Taunus Corporation ("Taunus"), entered into a purchase agreement (the "Agreement") with Ameritrade Holding Corporation (the "Issuer") dated as of July 30, 2001 pursuant to which, and subject to the terms and conditions thereof, NDB Group had the right to acquire between 21,386,112 and 32,079,167 shares of the Issuer's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), representing 11.0% and 15.7%, respectively, of the shares of Class A Common Stock outstanding on such date (based on the 172,921,099 shares of Class A Common Stock represented by Issuer as being outstanding on such date). The precise number of shares of Class A Common Stock that NDB Group had the right to acquire, subject to the terms and conditions of the Agreement, depended solely on the market price for the Class A Common Stock during a designated period. Taunus and NDB Group jointly filed a Form 3 (the "Original Form 3") on August 9, 2001 to report such transaction, in which each expressly declared, pursuant to Rule 16a-1(a)(4) under the Securities Exchange Act of 1934, as amended, that the filing of such Original Form 3 was not to be construed as an admission that it was, for the purposes of Section 16 of such Act or otherwise, the beneficial owner of such securities. Such transaction closed on September 6, 2001, as a result of which BT Investment Partners Inc. ("BTIP"), a wholly-owned subsidiary of Taunus designated by NDB Group pursuant to the Agreement, acquired 26,027,282 shares of Class A Common Stock), representing 13.1%, of the shares of Class A Common Stock outstanding (based on the 172,921,099 shares of Class A Common Stock reported by Issuer, in its Form 10-Q filed on August 13, 2001, as being outstanding as of August 8, 2001). This filing on Form 3 amends the Original Form 3 and all subsequent amendments thereto filed by Taunus on September 14, 2001 in their entireties and reports the beneficial ownership of such 26,027,282 shares of Class A Common Stock. The principal place of business of BTIP is 31 West 52nd Street, New York, New York 10019. The principal place of business of Taunus is 31 West 52nd Street, New York, New York 10019.

Beneficial ownership by BTIP and other affiliates of Taunus is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (effective February 17, 1998) relating to organizations, such as Taunus, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by BTIP are exercised independently from Taunus, and from all other subsidiaries of Taunus (Taunus, its affiliates and subsidiaries other than BTIP are collectively referred to herein as the "Taunus affiliates"). Internal policies and procedures of BTIP and the Taunus affiliates establish informational barriers that prevent the flow between BTIP and the Taunus affiliates of information that relates to the voting and investment powers over the securities beneficially owned by each of them.

Taunus hereby disclaims beneficial ownership pursuant to Rule 16a-1(a)(4) of the Securities and Exchange Act of 1934, as amended, of the securities reported on this Form 3 that are beneficially owned by BTIP.